Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No. for Registration Statement

on Form S-4 filed by AbbVie Private Limited: 333-198286

AbbVie made a presentation today at the Morgan Stanley Global Healthcare Conference. Slides used in the presentation are below and have been made available on AbbVie’s website at: http://www.abbvieinvestor.com/

MORGAN STANLEY HEALTHCARE CONFERENCE Bill Chase, Executive Vice President, Finance and CFO September 10, 2014

2 Disclaimer and Forward-Looking Statement 2 Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION No Offer or Solicitation This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Additional Information and Where to Find It In furtherance of the combination, AbbVie Private Limited (“New AbbVie”) has filed with the SEC a registration statement on Form S-4 containing a preliminary Proxy Statement of AbbVie that also constitutes a preliminary Prospectus of New AbbVie relating to the New AbbVie Shares to be issued to New AbbVie Stockholders in the combination. In addition, AbbVie, New AbbVie and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, when filed, as well as AbbVie’s and New AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. AbbVie plans to mail its stockholders the definitive proxy statement/prospectus after the registration statement on Form S-4 is declared effective by the SEC. It is expected that the New AbbVie shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Participants in the Solicitation AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed. Forward-Looking Statements This document contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, in Item 1A, “Risk Factors” of Part II of AbbVie’s second quarter 2014 Quarterly Report on Form 10-Q and in Item 1A, “Risk Factors,” in Shire’s 2013 Annual Report on Form 10-K, which have been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this document. Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Responsibility The directors of AbbVie accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information.

2014: Accomplishments to Date 3 Delivering strong operational performance and shareholder returns Strategy Focused on Delivering Strong Results and Returns for Shareholders, Ensuring AbbVie is a Sustainable Growth Business Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014 Raised 2014 earnings outlook, reflecting robust underlying business performance Driving stellar growth from HUMIRA and several other products Advancing our compelling pipeline Reached agreement with Shire for a recommended transaction to combine our two companies 1 2 3 4 5 Continued progress toward building a platform for future growth and innovation

A strategically compelling and financially attractive combination 4 Proposed combination would strengthen our position as a global biopharmaceutical leader & Transaction gives us the opportunity to diversify, expand and augment our product portfolio Creates larger and more diversified company with significant financial capacity for future strategic investment and increased shareholder returns Adds leading franchises within specialty therapeutic areas, including rare disease and neuroscience Broad and deep pipeline of diverse development programs and enhanced R&D capabilities Transaction expected to achieve a competitive tax structure and provide New AbbVie with enhanced access to its global cash flows Strategic and Financial Benefits Expected to Enhance Long-Term Value for Shareholders Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014

Leadership positions within growing therapeutic categories 5 & RA Derm Other Rare Disease GI Liver Disease / Virology Leadership in RA #1 in Psoriasis Continued geographic and label expansion #1 in Ulcerative Colitis Leadership position in Crohn‘s disease Neuroscience #1 in ADHD Novel treatment for advanced Parkinson’s disease #1 in Hypo-gonadism #1 in Essential Thrombocythemia #1 in HAE, Hunter #1 in RSV infections Well-positioned for success in HCV Early stage pipeline in other liver disorders Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014

Complementary pipeline positioned to enhance innovation 6 Notes: Shire pipeline shown excludes geographic expansion of marketed products and products currently on clinical hold Certain assets being developed in collaboration with partner companies Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014 Phase I Phase II Phase III Registration Interferon Free Combo: HCV Humira: Pediatric Crohn’s disease Duopa: Parkinson’s Disease ABT-199: CLL Veliparib: NSCLC Veliparib: Neoadjuvant Breast Cancer Veliparib: BRCA Breast Cancer Elotuzumab: Multiple Myeloma Duvelisib: CLL Daclizumab: Multiple Sclerosis Atrasentan: Diabetic Nephropathy Elagolix: Endometriosis Humira: Uveitis Veliparib: WBRT for brain mets Veliparib: Ovarian Cancer ABT-199: AML Duvelisib: iNHL 2nd gen pangenotypic: HCV ABT-122: RA ABT-494: RA GLPG 0634: RA GLPG-0634: Crohn’s Disease ALV-003: Celiac Disease ABT-981: Osteoarthritis BT061: RA ALX-0061: RA ABT-399: Solid Tumors ABT-165: Solid Tumors ABT-414: Glioblastoma RTA-ABT 408: Solid Tumors ABT-700: Solid Tumors ABT-199: SLE ABT-257: RA ABBV-672: Alzheimer's disease ABT-354: Alzheimer's disease ABT-957: Alzheimer's disease ABT-126: Schizophrenia ABT-436: Alcohol Use Disorder SHP-465: ADHD Lifitegrast: Dry Eye Vyvanse: Binge Eating Firazyr: ACE Angioedema SHP-609: Hunters SHP-610: Sanfilippo A LUM001: 4 rare hepatic diseases Premiplex: Retinopathy of Premature infants SHP-613: Acute Vascular Repair Maribavir: CMV in transplant patients SHP-611: MLD SHP-622: Friedreich’s ataxia CINRYZE IV: HAE Prophylaxis CINRYZE SC: HAE Prophylaxis FT-011: Renal Impairment Oncology Immunology/GI Neuroscience Rare Disease HCV/Liver disease Renal Ophthalmology Women’s Health Elagolix: Uterine Fibroids Humira: Hidradenitis Suppurativa RTA-ABT 408: Ocular Inflammation LUMOO2: NASH

Late Stage Pipeline Highlights: HCV Interferon-Free Combination

- Upon approval, AbbVie's HCV therapy poised to be a breakthrough offering for patients
- Regulatory review progressing well
  - Actively engaged with regulators
  - Currently in late stages of launch-readiness plan
- Significant body of data supports strong therapeutic profile across GT1 populations
- Global footprint, strong commercial execution capabilities
- Well positioned for success in large and growing market
- Second-generation program also progressing well, currently in Phase IIB development

Phase III Data	
ABBV Regimen + RBV	**SVR 12 Rates**
SAPPHIRE-I (GT1 naïve)	96%
SAPPHIRE-II (GT1 exp.)	96%
ABBV Regimen +/- RBV	**SVR 12 Rates**
PEARL-II (GT1b exp.)	97% w/RBV 100% RBV-free
PEARL-III (GT1b naive)	99% w/RBV 99% RBV-free
PEARL-IV (GT1a naive)	97% w/RBV 90% RBV-free
Special Populations	**SVR 12 Rates**
TURQUOISE-II (GT1 cirrhotics)	92% 12 weeks 96% 24 weeks

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Multiple Myeloma (Phase III) SLAMF7 Elotuzumab Late-Stage Pipeline Highlights: Oncology 8 Compound Veliparib Chronic Lymphocytic Leukemia (Phase III) Acute Myelogenous Leukemia and Other Hematologic Malignancies (Phase II) Neoadjuvant treatment of TNBC (Phase III) Squamous NSCLC (Phase III) BRCA Breast (Phase III) Brain Metastasis and Other Cancers (Phase II) Indication Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014 ABT-199 Bcl-2 inhibitor PARP inhibitor Mechanism Duvelisib Chronic Lymphocytic Leukemia (Phase III) Indolent Non-Hodgkin Lymphoma (Phase II) Dual PI3K inhibitor

Late Stage Pipeline Highlights: Other Promising Opportunities

Compound	Mechanism	Indication
Daclizumab	Humanized antibody specific for IL2 receptor	Relapsing Remitting Multiple Sclerosis (Phase III)
Elagolix	GnRH antagonist	Endometriosis (Phase III) Uterine Fibroids (Phase IIB)
Atrasentan	Selective endothelin-A receptor antagonist	Diabetic Kidney Disease (Phase III)
GLPG0634	Selective JAK-1 inhibitor	Rheumatoid Arthritis (Phase IIB) Crohn's Disease (Phase II)
ABT-494	Selective JAK-1 inhibitor	Rheumatoid Arthritis (Phase II)

Select Assets from Shire's Late-Stage Pipeline

Compound	Mechanism	Indication
Lifitegrast	Integrin (LFA-1) antagonist	Dry Eye (Phase III)
Vyvanse	Prodrug of dextroamphetamine	Binge Eating (Phase III)
SHP-465	Single-entity mixed amphetamine salts (MAS)	Adult ADHD (Phase III)

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Partnering and In-Licensing Activity 10 Continued augmentation of pipeline through concerted focus on strategic licensing, acquisition and partner activity Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014 Recent collaborations with Calico and Infinity provide opportunity to accelerate development in promising areas of unmet medical need

AbbVie & Shire: Enhanced Financial Profile Offers Compelling and Sustainable Growth Opportunity

Revenue	• Combined company has potential for **meaningful revenue growth**, driven by on-market products, as well as the launch of assets from rich late-stage pipeline • **Revenue base further diversified** by the combination
Accretion	• Expected to be accretive to adjusted EPS in the first year following completion and to increase to **more than $1.00 per share by 2020**[1]
Synergies	• Upon full integration, **expect to achieve meaningful synergies**
Tax Rate	• Forecasting a **tax rate for the combined company of ~13% by 2016**
EPS Growth	• Combined company **positioned to deliver margin expansion and double digit earnings growth over the long term**[1]

[1] Adjusted EPS excludes intangible asset amortization expense and purchase accounting adjustments and other specified items. The statement that the Transaction is earning accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

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AbbVie & Shire: Robust Cash Flow Available for Shareholder Returns and Business Expansion 12 Free Cash Flow Attractive free cash flow provides financial wherewithal to support enhanced business development activity and strengthened balance sheet via de-leveraging Dividend Upon the closing of the transaction, anticipate the annual dividend will be increased by more than 15% Will maintain strong ongoing commitment to a growing dividend thereafter Share Repurchase Anticipate significant annual share repurchase program Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014

Shire Transaction: Next Steps Currently actively seeking relevant approvals Recently received early termination of HSR waiting period Working to publish updated Scheme Circular and S4 Expect shareholder votes to occur thereafter Dedicated integration team in place to ensure seamless transition 13 Targeting transaction close in 4Q2014 & Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014

Well-Positioned to be a Unique Biopharmaceutical Leader 14 Strategic actions fortify AbbVie’s position of strength, set up company for sustainable success for many years to come Established a strong foundation as an independent company Strong track record of exceeding financial commitments Driving leading performance of Humira and other key products Advancing promising pipeline to fuel future growth Proposed transaction with Shire offers compelling opportunity for shareholders and creates a truly unique biopharmaceutical leader Morgan Stanley Healthcare Conference| September 10, 2014 | © 2014

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